Form C

Cover Page

Name of issuer:

GIO'S OUTDOORS LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

MO

Date of organization:

12/4/2023

Physical address of issuer:

14781 Fairview Dr Suite I
Smithville, MO 64089

Website of issuer:

https://giosoutdoors.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount,

or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

Describe the security offered:

SAFE + Revenue Share

Target number of securities to be offered:

10,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $10,000; interests will be sold in increments of $1.

Target offering amount:

$10,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$649,564.54	$453,221.98
Cash & Cash Equivalents:	$1,982.57	$58,360.44
Accounts Receivable:	$10,000.00	$0.00
Current Liabilities:	$731,357.18	$131,783.32
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$562,536.84	$277,636.02
Cost of Goods Sold:	$342,254.56	$86,561.46
Taxes Paid:	$0.00	$23.77
Net Income:	($359,421.54)	($48,883.21)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have

under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

GIO'S OUTDOORS LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

---

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Robert Wescott	President	Gio's Outdoors	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Robert Wescott	President	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Robert Wescott	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

> Limited Financial History
> Gio's Outdoors has limited historical financial data. Investors should not rely on past performance, if any, as an indicator of future results. Financial projections are estimates only and may not be achieved.

Early-Stage Business Risk

Gio's Outdoors is an early-stage company with limited operating history. The business model, pricing strategy, customer acquisition approach, and operational processes are still being refined. There is no assurance that the company will achieve profitability or sustainable revenue.

Dependence on Founder and Key Personnel

The company is highly dependent on its founder and key personnel for strategic direction, brand identity, vendor relationships, and day-to-day operations. The loss of the founder or inability to attract or retain qualified team members could have a significant negative impact on the company.

Capital Risk and Need for Additional Financing

The funds raised through this offering may not be sufficient to fully execute the company's business plan. Gio's Outdoors may need to raise additional capital in the future, which may not be available on favorable terms or at all. Additional financing could dilute existing investors.

Supply Chain and Inventory Risks

The business may rely on third-party suppliers, manufacturers, and distributors for products and materials. Disruptions in supply chains, delays, quality issues, increased costs, or loss of suppliers could negatively affect operations, margins, and customer satisfaction.

Inventory Management Risk

Holding inventory creates risks related to overstocking, obsolescence, damage, theft, and inaccurate demand forecasting. Unsold or slow-moving inventory may require discounting or write-offs, reducing profitability.

E-Commerce and Technology Risk

The company relies on its website and digital infrastructure for sales and customer engagement. Website outages, cybersecurity breaches, data loss, software bugs, or platform failures could disrupt operations, harm reputation, or result in financial losses.

Gio's Outdoors LLC was incorporated in December 2023 and has a very limited operating history upon which investors can evaluate our business and prospects. As a recently established company, we have not yet demonstrated our ability to successfully execute our business plan over an extended period or navigate the full range of challenges that may arise in the outdoor recreation retail industry. Our limited track record makes it difficult to predict our future performance or assess whether our business model will prove viable in the long term. There is no assurance that we will be able to achieve or sustain profitability, successfully compete against established competitors, or adapt to changing market conditions. Investors must evaluate the company based on the risks and uncertainties frequently encountered by early-stage businesses in competitive markets.

Our success depends heavily on the continued services and performance of our founder and a small team of six employees. The loss of key personnel, particularly our founder who possesses critical relationships with suppliers, knowledge of our operations, and expertise in the outdoor recreation industry, could significantly harm our business operations and growth prospects. Given our small size, we do not have significant management depth, and the departure of even one key employee could create operational disruptions that would be difficult to remedy quickly. We do not maintain key person life insurance on any of our personnel. Additionally, as we attempt to grow our business, we will need to attract, train, and retain qualified employees in a competitive labor market. There can be no assurance that we will be successful in recruiting and

qualified employees in a competitive labor market. There can be no assurance that we will be successful in recruiting and retaining the personnel necessary to execute our business plan and achieve our growth objectives.

Our business model relies significantly on our relationship with Trek as an authorized dealer and our access to other key suppliers of outdoor recreation equipment including Kuat, Serfas, and Rock Bros. The loss of our Trek dealership authorization or our relationships with other major suppliers could materially harm our business by limiting our product offerings and reducing our competitive position in the market. Supplier relationships in the outdoor recreation industry can be terminated or modified based on various factors including sales performance, territory management, and changes in supplier distribution strategies. We may have limited control over the terms of these relationships, including pricing, product availability, delivery schedules, and territorial restrictions. If we lose access to key brands or face unfavorable changes to supplier terms, we may be unable to offer the products our customers expect, which could result in lost sales and damage to our reputation. Additionally, we have limited negotiating power with suppliers compared to larger retailers, which may result in less favorable pricing and terms that affect our profitability.

Our retail business model requires us to maintain significant inventory of bicycles, kayaks, camping gear, archery equipment, and related accessories to meet customer demand and maintain our position as a full-service outdoor recreation retailer. Managing inventory levels presents substantial challenges and risks, including the need to accurately forecast demand, manage seasonal fluctuations, and avoid both stockouts and excess inventory. Outdoor recreation products are subject to seasonal demand patterns, with peak sales periods that may not align with our cash flow needs. We must commit working capital to purchase inventory in advance of selling seasons, which strains our limited cash reserves. If we overestimate demand, we may be left with excess inventory that becomes obsolete, requires markdowns, or ties up capital that could be used for other business purposes. If we underestimate demand, we may lose sales and disappoint customers. Additionally, bicycles and outdoor equipment can be subject to model year changes, technological advancements, and shifting consumer preferences that can render inventory less desirable or obsolete. Our ability to effectively manage inventory levels and working capital requirements is critical to our financial performance and may determine whether we can sustain operations.

The company has limited cash reserves and will require additional capital to fund operations, purchase inventory, invest in equipment, and support growth initiatives. Our ability to continue operations and execute our business plan depends on our capacity to generate sufficient revenue from sales and services, and to obtain additional financing when needed. There can be no assurance that we will be able to generate adequate cash flow from operations or that additional financing will be available on acceptable terms, if at all. If we are unable to obtain sufficient capital, we may be forced to reduce our inventory levels, curtail our marketing efforts, delay equipment purchases, or scale back our business operations. In a worst-case scenario, insufficient capital could force us to cease operations entirely. Any future equity financing will result in dilution to existing investors, and debt financing, if available, may impose restrictive covenants that limit our operational flexibility. The inability to secure adequate financing on reasonable terms would materially and adversely affect our business prospects and could result in a total loss of investment for investors.

There is no assurance that we will generate sufficient revenue to achieve or sustain profitability. Our business faces numerous challenges that could prevent us from becoming profitable, including intense competition, seasonal demand fluctuations, inventory carrying costs, and the need to maintain competitive pricing while covering our operating expenses. As a retail business with relatively low margins, we must achieve substantial sales volume to cover our fixed costs including rent, employee salaries, insurance, and other overhead expenses. Our revenue is dependent on consumer discretionary spending on outdoor recreation products and services, which can be volatile and affected by economic conditions, weather patterns, and changing consumer preferences. Additionally, our bike repair and service business, while providing recurring

revenue opportunities, requires skilled labor and may not generate sufficient margins to significantly contribute to overall profitability. We may continue to incur losses for an extended period, and even if we achieve profitability, we may not be able to sustain it. Investors should be prepared for the possibility that the company may never achieve profitability and that their investment could be lost in its entirety.

We face intense competition in the outdoor recreation retail market from numerous well-established competitors with significantly greater financial resources, brand recognition, purchasing power, and market presence. Our competitors include large national sporting goods retailers such as REI and Dick's Sporting Goods, specialized bicycle shops, outdoor equipment retailers, and increasingly, online retailers including Amazon and direct-to-consumer brands that can offer lower prices due to their scale and distribution advantages. These competitors have substantially greater resources to invest in inventory, marketing, technology, and customer acquisition, and they benefit from economies of scale that allow them to negotiate better terms with suppliers and offer more competitive pricing. Additionally, many consumers now research and purchase outdoor recreation equipment online, where we face competition from retailers with sophisticated e-commerce platforms, extensive product selections, and competitive pricing that may be difficult for us to match. Our ability to compete effectively depends on factors including our product selection, pricing, customer service, location, and the strength of our relationships with customers in our local market. There can be no assurance that we will be able to compete successfully against these larger, better-resourced competitors, and our failure to do so would materially harm our business and financial results.

Our business is subject to seasonal fluctuations in demand for outdoor recreation equipment and services. Sales of bicycles, kayaks, and camping gear typically peak during spring and summer months when weather conditions are favorable for outdoor activities, while demand may decline significantly during fall and winter months. This seasonality creates challenges for cash flow management, inventory planning, and maintaining consistent revenue throughout the year. We must generate sufficient revenue during peak seasons to sustain operations during slower periods, and any factors that negatively impact our peak season sales could have a disproportionate effect on our annual financial performance. Additionally, our business is vulnerable to weather patterns and conditions that affect outdoor recreation participation. Unusually cold, wet, or otherwise unfavorable weather during key selling seasons could significantly reduce customer traffic and sales. Extended periods of poor weather, natural disasters, or other environmental factors could materially harm our financial results. Our dependence on seasonal and weather-dependent demand creates uncertainty in our revenue projections and increases the risk that we may not generate sufficient cash flow to meet our obligations or achieve profitability.

Our business depends on the timely availability of products from our suppliers, including bicycle manufacturers, kayak producers, and outdoor equipment vendors. The outdoor recreation industry has experienced significant supply chain disruptions in recent years, including delays in manufacturing, shipping constraints, and inventory shortages that have affected product availability and delivery times. We have limited control over our suppliers' manufacturing processes, inventory levels, shipping schedules, and allocation decisions. Global events such as pandemics, natural disasters, geopolitical conflicts, trade disputes, or transportation disruptions can interrupt supply chains and make it difficult or impossible to obtain products when needed. Bicycle manufacturing in particular has been subject to component shortages, factory closures, and shipping delays that have created extended wait times for popular models. If we are unable to obtain adequate inventory of key products, we may lose sales to competitors, disappoint customers, and damage our reputation. Additionally, supply chain disruptions can lead to increased costs for products and shipping, which may compress our margins if we are unable to pass these costs on to customers. Our dependence on complex global supply chains creates risks that are largely outside our control and could materially affect our business operations and financial performance.

Our business is subject to various federal, state, and local laws and regulations governing retail operations, consumer protection, product safety, employment practices, and environmental matters. We must comply with consumer protection laws including those related to advertising, pricing, warranties, and returns. The outdoor recreation products we sell, particularly bicycles and e-bikes, are subject to safety standards and regulations established by the Consumer Product Safety Commission and other regulatory bodies. E-bikes in particular are subject to evolving regulations at federal, state, and local levels regarding classification, speed limits, where they can be ridden, and safety requirements. Changes to these regulations could affect the marketability of e-bikes and require us to modify our product offerings or provide additional disclosures to customers. We must also comply with employment laws, workplace safety regulations, and environmental regulations regarding the disposal of bike parts, batteries, and other materials. Our acceptance of cryptocurrency payments may subject us to additional regulatory requirements and reporting obligations as this area of law continues to evolve. Failure to comply with applicable laws and regulations could result in fines, penalties, litigation, reputational harm, or restrictions on our ability to conduct business. Additionally, changes to existing laws or the adoption of new regulations could increase our compliance costs and require changes to our business practices, which could adversely affect our operations and profitability.

In the course of our business operations, we collect, store, and process customer information including names, contact information, payment card data, and transaction histories. We are subject to various data privacy and security laws and regulations, including payment card industry data security standards and state data breach notification laws. We rely on third-party payment processors and technology systems to handle sensitive customer information, and any security breach, cyberattack, or unauthorized access to customer data could result in significant harm to our business. A data breach could expose us to liability under data protection laws, damage our reputation, result in loss of customer trust, and lead to costly litigation or regulatory enforcement actions. As a small company with limited resources, we may not have the sophisticated cybersecurity infrastructure and expertise that larger retailers possess, which could make us a more vulnerable target for cybercriminals. Additionally, our acceptance of cryptocurrency payments introduces additional technology risks related to digital wallet security and the potential for fraud or theft. The costs of implementing and maintaining adequate data security measures, responding to security incidents, and complying with evolving privacy regulations could be substantial and may strain our limited financial resources. Any significant data security incident could have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on consumer discretionary spending for outdoor recreation equipment and services. Bicycles, kayaks, camping gear, and related products are generally considered discretionary purchases that consumers may delay or forego during economic downturns, periods of financial uncertainty, or when facing personal financial constraints. Economic factors such as recession, inflation, rising interest rates, unemployment, reduced consumer confidence, or increases in the cost of living could cause consumers to reduce spending on outdoor recreation products and services. Additionally, our local market area may be affected by regional economic conditions, changes in local employment, or other factors specific to the Smithville, Missouri area and surrounding communities. During economic downturns, consumers may choose to repair existing equipment rather than purchase new products, or they may shift spending to lower-priced alternatives or used equipment. While our bike repair services may see increased demand during economic downturns, this revenue may not be sufficient to offset declines in retail sales of higher-margin products. Our financial performance is therefore vulnerable to macroeconomic conditions and changes in consumer spending patterns that are beyond our control. A significant or prolonged economic downturn could materially and adversely affect our sales, profitability, and ability to continue operations.

The securities being offered are a hybrid SAFE and revenue share agreement, which creates a complex investment

structure with multiple layers of uncertainty regarding investor returns. Under the SAFE component, investors will not receive any return on their investment unless and until a future equity financing or liquidity event occurs that triggers conversion of the SAFE into equity securities. There is no guarantee that such a triggering event will ever occur, and if it does not, investors may never realize any return from the SAFE component of their investment. The terms of conversion, including the valuation and the type of securities investors will receive, will depend on the terms of future financing rounds that have not yet been determined and are outside of investors' control. Under the revenue share component, investors are entitled to receive a percentage of company revenues until a specified cap is reached. However, there is no guarantee that the company will generate sufficient revenue to make meaningful payments to investors, and revenue share payments will depend entirely on the company's sales performance, which is subject to all of the risks described in this offering. The company has no obligation to achieve any particular revenue level, and investors may receive little or no revenue share payments if the business does not perform as hoped. The hybrid nature of this security makes it difficult to value and creates uncertainty about the timing, amount, and form of any potential returns. Investors should be prepared for the possibility that they may never receive any return on their investment and could lose their entire investment.

An investment in these securities is highly illiquid and should be considered a long-term investment with no certainty of return. There is no public market for the securities being offered, and none is expected to develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or any state securities laws, and they are subject to significant restrictions on transfer. Investors will be required to hold these securities for at least one year from the date of purchase, and even after that period, resale will be permitted only in limited circumstances and only if an exemption from registration is available. As a private company, Gio's Outdoors LLC has no obligation to register its securities, facilitate a secondary market, or provide liquidity to investors. Investors should not expect to be able to sell their securities even in the event of an emergency or change in financial circumstances. The lack of liquidity means that investors must be prepared to hold this investment indefinitely and to bear the financial risks of the investment for an extended and potentially unlimited period of time. Investors should only invest funds that they can afford to lose entirely and that they do not need for other purposes. The illiquid nature of this investment means that it is unsuitable for investors who may need access to their invested capital in the foreseeable future.

The founder of Gio's Outdoors LLC has designated themselves as the lead investor who will sign documents and make decisions on behalf of all investors in the special purpose vehicle. This arrangement creates a significant conflict of interest because the founder has interests both as the operator and owner of the company and as the representative of investor interests, and these interests may not always align. As the company's founder, this individual has an incentive to make decisions that benefit the company's operations, growth, and their own ownership position, which may come at the expense of investor returns or protections. For example, the founder may have incentives to pursue growth strategies that dilute investors, to prioritize their own compensation or equity position, or to make decisions about company operations that do not maximize investor returns. The founder will also have access to material non-public information about the company's performance, challenges, and prospects that other investors do not have, creating an information asymmetry that could be used to the founder's advantage. Unlike typical investment structures where an independent third party represents investor interests and provides oversight of management, investors in this offering will have no independent advocate looking out for their interests. Investors will be dependent on the founder to act in their best interests even when doing so may conflict with the founder's interests as the company operator. This conflict of interest increases the risk that investor interests may not be adequately protected and that decisions may be made that benefit the founder at the expense of other investors.

Robert Wescott is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$10,000**

Use of Proceeds: If only the minimum target amount is raised, Gio's Outdoors expects to use proceeds approximately as follows: 39% Inventory Restocking & Expansion, 41% Bike Repair & Service Equipment, 12.1% Marketing & Community Outreach, and 7.9% Wefunder fee and related offering expenses. Management intends to allocate proceeds as described but may adjust priorities based on inventory availability, equipment lead times, and other operational factors.

If we raise: **$124,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Gio's Outdoors expects to use proceeds approximately as follows: 34% Inventory Restocking & Expansion, 29% Bike Repair & Service Equipment, 14% Marketing & Community Outreach, 15.1% Bike Rental Fleet Build-Out, and 7.9% Wefunder fee and related offering expenses. Management expects to deploy additional proceeds toward fleet and marketing growth but may reallocate among categories depending on market conditions, supplier availability, and business needs.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

> NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
>
> The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides

offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

SAFE + Revenue Share Agreements

$2M valuation cap SAFE + Revenue Share offering investors 2x paid back from 10% of revenues.

See exact security attached as Appendix B, Investor Contracts.

The SAFEs

We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to preferred units in the Company ("Preferred Units"), when and if the Company sponsors an equity offering that involves Preferred Units, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving preferred units, Investors will receive a number of of preferred units calculated using the method that results in the greater number of preferred units:

i. the total value of the Investor's investment, divided by the price of preferred units issued to new Investors, or

ii. if the valuation for the company is more than **$2,000,000.00 (the "Valuation Cap")**, the amount invested by the Investor divided by the quotient of

a. the Valuation Cap divided by

b. the total amount of the Company's capitalization at that time.

iii. For investors up to the **first $100,000.00** of the securities, investors will receive a **valuation cap of $1,800,000.00.**

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Unit basis):

- Includes all Capital Units issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving preferred units, Investors will receive proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Units. The Investor's right to receive its Cash-Out Amount is:

Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Units);
On par with payments for other Safes and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Units in proportion to the full payments that would otherwise be due; and
Senior to payments for Common Units.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

in the Company.

Voting Rights

The securities offered by the Company and those offered by the SPV do not have voting rights.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

Most Favored Nation

MFN Provision. If the Company issues any Subsequent Convertible Securities prior to the termination of this SAFE, the Company shall promptly provide the Investor with written notice thereof, together with a copy of such Subsequent Convertible Securities documentation (the "Subsequent Convertible Securities Notice"). If the Investor determines, in its sole discretion, that the terms of the Subsequent Convertible Securities are preferable to the terms of this SAFE, the Investor shall notify the Company in writing within 10 business days following the receipt of the Subsequent Convertible Securities Notice (such notice, the "MFN Election Notice").

Adjustment to SAFE. Upon receipt of an MFN Election Notice, this SAFE shall automatically be amended and restated to be identical to the Subsequent Convertible Securities (the "Amended SAFE"), with the Investor receiving the same terms as those offered to the holders of the Subsequent Convertible Securities. Notwithstanding the foregoing, any such amendment and restatement of this SAFE shall be subject to applicable law and any necessary consents.

Definitions:

A. Subsequent Convertible Securities: Any securities convertible into equity securities of the Company, issued after the date of this SAFE and prior to its termination, including but not limited to convertible notes, other SAFEs, or other convertible instruments.

B. Preferable Terms: Any terms of the Subsequent Convertible Securities that the Investor deems more favorable in any respect, including but not limited to conversion price, valuation cap, discount rate, or other rights and privileges.

Notification Obligations. The Company shall provide the Subsequent Convertible Securities Notice to the Investor promptly, and in any event within 5 business days of the issuance of any Subsequent Convertible Securities.

Revenue Share

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. The company will use **10% of its gross revenues** to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly. The company may prepay principal and interest at any time. The company will continue payments until investors have received **2x their principal investment** (the repayment amount) , provided however that at any time the company may

defer up to 1 such payments upon notice to the Lender.

For investors who fund the **first $100,000.00** of the fundraise will receive **2.1x their principal** from 10% of gross revenues.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due, payable and collectible by the company pursuant to applicable law.

The notes do not provide investors with any voting rights in the company.

See exact security attached as Appendix B, Investor Contracts.

---

14. Do the securities offered have voting rights?

☐ Yes
☑ No

---

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

---

16. How may the terms of the securities being offered be modified?

Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes, and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a

in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights

Class of Security	Total Pool
Warrants	None
Options	None

Describe any other rights:

N/A: this is an LLC with no issued units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns. Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a

way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

---

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

---

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $240,729.00
Outstanding principal plus interest: $240,729.00 as of 11/12/2026
Interest rate: 8.0% per annum

Maturity date: 3/1/2030
Bank loan

Loan
Amount: $240,000.00
Outstanding principal plus interest: $240,000.00 as of 11/12/2026
Interest rate: 8.0% per annum
Maturity date: 3/1/2028
Bank loan

Loan
Amount: $100,000.00
Outstanding principal plus interest: $100,000.00 as of 11/12/2026
Interest rate: 8.0% per annum
Bank loan

Loan
Amount: $7,500.00
Outstanding principal plus interest: $7,500.00 as of 11/12/2026
Line of credit with Intuit

Loan
Amount: $33,000.00
Outstanding principal plus interest: $33,000.00 as of 11/12/2026
Interest rate: 0.0% per annum
Maturity date: 12/14/2026
Short term loan

Loan
Amount: $14,332.00
Outstanding principal plus interest: $14,332.00 as of 11/12/2026
Maturity date: 12/15/2026
Inventory loan

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
1/2026	Regulation Crowdfunding	—	$5,000	General operations
1/2026	Regulation Crowdfunding	—	$25,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

- [ ] Yes
- [x] No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Gio's Outdoors LLC is a retail company specializing in outdoor recreation equipment and gear. They sell bicycles (including Trek bikes and e-bikes), kayaking equipment, archery supplies, camping gear, and provide bike repair and maintenance services.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of November 6, 2026, we had cash and cash equivalents of approximately $30,000.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $649,564.54 and our current and non-current liabilities, as reflected in available financial statement fields, were $731,357.18.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $1,982.57.

Based on our current operations, we have a monthly net cash burn of approximately $10,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 6 loans and approximately $635,561.50 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to 40% inventory, 10% marketing, 42.1% equipment, 7.9% Wefunder fees. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, **Robert Wescott**, certify that:

(1) the financial statements of GIO'S OUTDOORS LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of GIO'S OUTDOORS LLC included in this Form reflects accurately the information reported on the tax return for GIO'S OUTDOORS LLC filed for the most recently completed fiscal year.

Robert Wescott

Robert Wescott
President

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking

agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include: ?

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://giosoutdoors.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- GIO'S OUTDOORS LLC SAFE + Rev Share 2026
- Early Bird GIO'S OUTDOORS LLC SAFE + Rev Share 2026 EB
- SPV Subscription Agreement
- SPV Subscription Agreement - Early Bird

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Robert Wescott

Appendix E: Supporting Documents

- ttw_merged_comms
- Attachment #25042
- Series Appendix — Gio's Outdoors I
- Series Appendix — Gio's Outdoors I (Early Bird)
- Wefunder SPV, LLC Agreement

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
- GIO'S OUTDOORS LLC SAFE + Rev Share 2026
- Early Bird GIO'S OUTDOORS LLC SAFE + Rev Share 2026 EB
- SPV Subscription Agreement
- SPV Subscription Agreement - Early Bird

Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- Robert Wescott

Appendix E: Supporting Documents

- ttw_merged_comms
- Attachment #25042
- Series Appendix — Gio's Outdoors I
- Series Appendix — Gio's Outdoors I (Early Bird)
- Wefunder SPV, LLC Agreement

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you

acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Investor Representative Proxy Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

GIO'S OUTDOORS LLC

By

Bob Wescott

Owner

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Bob Wescott

Owner

11/12/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.